OSG	Overseas Shipholding Group Inc.

_____________________________________________________________________________

666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 578 1839 Fax: 212 251 1170 E-mail: mitkin@osg.com	Myles R. Itkin Executive Vice President, Chief Financial Officer & Treasurer

December 18, 2008

Ms. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

RE:     Overseas Shipholding Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2007
           Form 10-Q for the Quarterly Period Ended June 30, 2008
           File No. 01-06479

Dear Ms. Shenk:

We have reviewed your letter to us of November 21, 2008 setting forth staff comments on the Overseas Shipholding Group, Inc. (“OSG” or the “Company”) Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended June 30, 2008. Based on our review, we respond as follows to the staff comments:

Form 10-K for the fiscal year ended December 31, 2007

Note A: Summary of Significant Accounting Policies,
Vessels, deferred drydocking expenditures and other property, page 69

SEC Comment

1.	Please expand your disclosure to provide a detailed description of the types of drydocking costs included in deferred dry docking costs.

2.	For each period presented, please provide a roll-forward of the beginning and ending balance of your deferred dry docking costs to include the amounts of periodic deferrals and amounts amortized.

OSG Response

We will comply with your request in future filings to expand the significant accounting policy for “Vessels, deferred drydocking expenditures and other property” to clearly state that the Company only includes in deferred drydocking costs those direct costs that, in its opinion, are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Normal repairs and maintenance, whether incurred as part of the drydocking or not are expensed as incurred. In addition, we will comply with your request in future filings to include a roll-forward, as shown below, in the footnotes to the financial statements of the beginning and ending balance of deferred drydocking costs for all periods presented that includes the amounts of periodic deferrals and amounts amortized.

In thousands for the year ended December 31,	2007	2006	2005
Balance at January 1,	$ 50,774	$ 19,805	$ 25,339
Payments for drydocking	69,892	49,867	16,899
Sub-total	120,666	69,672	42,238
Drydock amortization	(34,652)	(16,775)	(11,735)
Amounts recognized upon sale of vessels and non-cash adjustments	(4,395)	(2,123)	(10,698)
Balance at December 31,	$81,619	$ 50,774	$ 19,805

Note H – Equity Method Investments, page 78

SEC Comment

3.

We note on page 3 the recognized gain of $40.6 million in connection with the sale of your entire interest in Double Hull Tankers. Please tell us whether this amount represents the entire gain being recognized on the sale or only a portion of the total gain. If it is the total gain, tell us your basis for recognizing the amount immediately in light of the continuation of the time charters with DHT’s vessels.

OSG Response

In October 2005, the Company sold seven vessels to Double Hull Tankers, Inc. (“DHT”). In consideration, the Company received $412,580,000 in cash and 14,000,000 common shares in DHT, representing a 46.7% equity interest, with a fair market value on the date of the transaction of $168,000,000 ($12.00 per share). The excess of the fair value of the consideration received of $580,580,000 over the carrying amount of the seven vessels was $232,159,000. The entire gain was deferred for accounting purposes and is being recognized ratably over the initial time charter periods of the seven vessels.

By contrast, the $40.6 million referred to on page 3 of the Company’s Form 10-K for 2007, represents the appreciation (the difference between the sales price of the common shares in DHT and the book value of those common shares, with the book value representing the initial value of the shares as recorded in October 2005, adjusted for the Company’s share of earnings subsequent to the date of the transaction and dividends received by the Company) in value of the stock received in the aforementioned transaction, which was sold in 2007 for the $40.6 million gain.

Note Q: Vessel Sales, page 95

SEC Comment

4.

We note that you entered into an agreement to sell a vessel for forward delivery and the agreement provides for profit sharing with the purchaser through the date of delivery. Please tell us and disclose whether any amount is owed to the purchaser and the treatment or intended treatment of such an amount.

OSG Response

The agreement related to the forward sale of the vessel, Overseas Donna, provides for profit sharing between the Company and the purchaser of the vessel from the date the Company received the initial deposit under the agreement through the date of the vessel’s delivery to the purchaser. Amounts due to the purchaser as profit share are recorded on a quarterly basis in the consolidated statement of operations as a reduction of shipping revenues. Amounts so recorded are paid to the purchaser in the following quarter. We will comply with your request and modify the disclosure in future filings accordingly to disclose amounts owed to the purchaser at the reporting date.

Form 10-Q for the quarterly period ended June 30, 2008

Note A: Basis of Presentation, page 6

SEC Comment

5.

We note the change in estimate related to the scrap rate resulting in an increase in salvage value for vessels. Please provide a discussion in MD&A explaining the cyclicality of the nature of the future demand for scrap steel and its impact on your operations. Also expand your critical accounting policy for vessel lives to clearly discuss the assumptions used in estimating salvage values, including any assumptions used to estimate future steel rates.

OSG Response

We will comply with your request in future filings to expand the critical accounting policy for “Vessel Lives” to explain the cyclicality of the nature of future demand for scrap steel and to discuss the assumptions used in estimating salvages values. We intend to modify the critical accounting policy as follows:

Vessel Lives

The carrying value of each of the Company’s vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years (except for LNG Carriers for which an estimated useful life of 35 years is used) from the date such vessel was originally delivered from the shipyard or 20 years from the date the Company’s ATBs were rebuilt. Effective January 1, 2008, the Company effected a change in estimate related to the estimated scrap rate for substantially all of its vessels from $150 per lightweight ton to $300 per lightweight ton. The resulting increase in salvage value reduced depreciation by approximately $10,900,000 for the year ended December 31, 2008 and by approximately $2,700,000 for each quarter in 2008. The Company’s assumptions used in the determination of estimated salvage value took into account then current scrap prices, which were in excess of $700 per lightweight ton, the historic pattern of scrap rates over the four years ended December 31, 2007, which ranged from $250 to over $500 per lightweight ton, estimated changes in future market demand for scrap steel and estimated future demand for vessels. As of December 31, 2007, the average age for OSG’s owned international flag fleet sectors ranges from 4.3 years to 9.2 years. The industry standard for determining the economic life-span for tankers is 25 years. The steel scrap price forecast to determine vessel salvage value is therefore based on economic assumptions and conditions that will exist over a forward looking 15 to 20 year timeframe from today given the current age of our fleet. The strength of the world’s economic growth will vary during this timeframe from periods of global recession and low commodity price levels to periods of varied economic growth where steel prices will be determined by industrial production, financing and credit availability for projects and Government sponsored infrastructure investments throughout the world. Management reviewed steel plate prices in Asia and in North America from January 2000 through December of 2007 that showed a more than doubling of steel plate prices in both areas within this timeframe. Actual scrap prices have been consistently priced at over $300 per lightweight ton from January 2004 through June 2008. Management also took into consideration that commodity prices have historically increased over extended time horizons and believes that it is reasonable to forecast that steel scrap prices will increase over time as economic activity increases from today’s level. Management believes that $300 per lightweight ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although management believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclicality of the nature of future demand for scrap steel.

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 578-1839.

Sincerely,

/s/ Myles R. Itkin

Myles R. Itkin
Executive Vice President, Chief Financial Officer
and Treasurer

cc: Morten Arntzen
     Audit Committee
     James I. Edelson
     Jerry L. Miller
     Peter Samuels (Proskauer Rose LLP)
     Timothy Tracy (Ernst & Young LLP)